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                              March 14, 2024

       Junsei Ryu
       Chairman and CEO
       TOYO Co., Ltd
       Tennoz First Tower F5, 2-2-4
       Higashi-shinagawa, Shinagawa-ku
       Tokyo, Japan 140-0002

                                                        Re: TOYO Co., Ltd
                                                            Registration
Statement on Form F-4
                                                            Filed March 8, 2024
                                                            File No. 333-277779

       Dear Junsei Ryu:

                                                        We have reviewed your
registration statement and have the following comments.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

       Registration Statement on Form F-4

       Material Tax Considerations, page 139

   1. We note that you have filed a short form tax opinion as Exhibit 8.1. Please revise to state clearly that the
disclosure in the tax consequences section of the prospectus is the opinion of the named counsel.
For more information, please refer to Section III.B.2. of Staff Legal
                                                        Bulletin No. 19.
       Unaudited Pro Forma Combined Balance Sheet, page 152

   2. Please ensure the adjustments on page 154 match the proper adjustment on the pro forma balance sheet. In this
regard, adjustment (e) on the pro forma balance sheet in scenario 2 appears to correspond
to adjustment (f) on page 154 and the 5,999,940 adjustment in scenario 1 should
correspond to adjustment (j) instead of (i).
 Junsei Ryu
FirstName
TOYO Co.,LastNameJunsei Ryu
            Ltd
Comapany
March      NameTOYO Co., Ltd
       14, 2024
March2 14, 2024 Page 2
Page
FirstName LastName
3. We refer to prior comment 1 and reissue the comment in its entirety. In this regard, we note no adjustments for working capital notes from December 2023 and extension notes issued subsequent to the balance sheet reflected in the pro forma balance sheet on page
         152. In addition, there appears to be additional Fuji expenses notes from December 2023 per page 184 and a conversion of shares from Class B to Class A on page F-53. Please explain to us why no adjustments are necessary or otherwise revise your presentation accordingly.
4. In a related matter, please clarify the nature of the arrangement with Fuji Solar discussed in the second bullet point on page F-39 and tell us whether the deposit, the repayment, or conversion requires adjustment in the pro forma balance sheet.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Heather Clark at 202-551-3624 or Kevin Stertzel at 202-551-3723 if you
have questions regarding comments on the financial statements and related matters. Please contact Alex King at 202-551-8631 or Erin Purnell at 202-551-3454 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Manufacturing
cc:      Will Cai